  EXHIBIT 99.1

VOX ANNOUNCES RECORD 2022 FINANCIAL RESULTS

AND INCREASES QUARTERLY DIVIDEND

TORONTO, CANADA – March 14, 2023 – Vox Royalty Corp. (TSXV: VOX) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce its operating and financial results for the fourth quarter and year ended December 31, 2022. All amounts are in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer stated: “2022 was a record year in all key respects for Vox, recognizing over 160% growth in annual royalty receipts, record annual profits, achieving its Nasdaq listing, and initiating a quarterly dividend. These successes have enabled the Company to increase its dividend, which is now one of the highest dividends in the mining royalty sector (on an annualised basis). Despite complex global macroeconomic conditions, Vox's unique approach underpinned by differentiated asset sourcing and prudent technical due diligence continues to deliver positive financial results for investors. We are very excited to continue these trends throughout the remainder of 2023 and beyond for Vox investors.”

Full Year 2022 Highlights

•	Record recognized revenues of $8,508,105 and record revenue receipts of $9,717,022 (FY 2021 - $3,651,717 and $3,651,717, respectively);
•	Record gross profit of $6,664,087 (FY 2021 - $2,679,125);
•	Record cash flows from operating activities of $2,047,169 (FY 2021 - $768,346);
•	Strong, debt-free balance sheet position at December 31st, including, cash and accounts receivable of $6,174,716 (2021 - $5,610,296) and total assets of $41,805,456 (2021 - $27,305,421);
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Declared an inaugural quarterly cash dividend of $0.01 per common share on September 20, 2022, paid to shareholders of record as of October 21, 2022, which was subsequently followed by the declaration of a quarterly cash dividend of $0.01 per common share on November 15, 2022, paid to shareholders of record as of December 30, 2022;

•	Commenced trading on Nasdaq on October 10, 2022;
•	Released its inaugural Asset Handbook for best practice investor transparency in February 2022;
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Noted significant organic development within the existing royalty portfolio with the commencement of production by Northern Star Resources Limited (“Northern Star”) at the Otto Bore gold mine and construction completion and loaded commissioning at the Binduli North Gold Mine by Zijin Mining Group Co., Ltd. (“Zijin”) in Western Australia;

•	Completed the acquisition of eight royalties plus two royalty options during the year ended December 31, 2022, including:
o	Wonmunna – iron ore royalty, an uncapped 1.25% to 1.50% GRR (payable at 1.50% for >A$100/t iron ore pricing), operated by Mineral Resources Limited; and
o	Limpopo – two PGM royalties, a 1.0% GRR over the Dwaalkop Project and a 0.704% GRR over the Messina Project, operated by Sibanye Stillwater Ltd.

Fourth Quarter 2022 Highlights

•	Revenue and royalty receipts of $2,104,758 (Q4 2021 – $574,214);
•	Gross profit of $1,591,909 (Q4 2021 - $199,656); and
•	Record cash flows from operating activities of $1,695,717 (Q4 2021 - $417,973).

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Summary of Quarterly Results

	Three months ended December 31, 2022	Three months ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2021
	$	$	$	$
Statement of income and comprehensive income
Revenues	2,104,758	574,214	8,508,105	3,651,717
Gross profit	1,591,909	199,656	6,664,087	2,679,125
Net income (loss)	52,062	(4,320,912)	328,179	(4,132,019)
Earnings (loss) per share – basic and diluted	0.00	(0.11)	0.01	(0.11)
Dividends declared per share	0.01	0.00	0.02	0.00

For complete details, please refer to the audited consolidated financial statements and associated Management Discussion and Analysis for the years ended December 31, 2022 and 2021, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has approved a quarterly cash dividend of $0.011 per common share, representing a 10% increase to the Company’s last quarterly dividend, to be paid on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on March 31, 2023. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

Marketing Agreement

The Company is also pleased to announce that it has entered into an agreement for services (the “Agreement”) with Lond Capital Ltd. (“Lond”), dated March 14, 2023, pursuant to which Lond will arrange five one-day non-deal roadshows (the “Roadshows”) for the Company, with the aim of increasing investor awareness of Vox in Europe and North America. The Agreement has a term of up to 12 months, but will automatically terminate once the Roadshows have been completed. Lond will be paid a one-time upfront payment of £10,000 out of the Company’s cash on hand for services rendered. Lond will not receive any Vox securities as compensation for the arrangement and does not hold any interest, directly or indirectly, in Vox or its securities. Lond’s registered office is located at Level 18, 40 Bank Street, London, E14 5NR, United Kingdom.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com +1-345-815-3939	pascal@voxroyalty.com +1-345-815-3939

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Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in Q2 2023 and on any future date thereafter.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company expects to receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to above will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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